Douglas Godshall
Chief Executive Officer
HeartWare Limited
Level 57
MLC Centre
19-29 Martin Place
Sydney NSW 2000
Australia
July 13, 2007
VIA EDGAR
Thomas A. Jones
Senior Attorney
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	HeartWare Limited
Amendment No. 1 to Form 10
Filed June 25, 2007
File No. 000-52595
Dear Mr. Jones:
     On behalf of HeartWare Limited (“we” or the “Company”), the undersigned is transmitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated July 6, 2007 (the “Comment Letter”), with respect to the above-referenced filing. In connection with this response to the Comment Letter, the Company is filing electronically with the Commission today Amendment No. 2 to the Registration Statement on Form 10 (the “Amendment”). In order to expedite your review, we have enclosed a courtesy package that includes four copies of the Amendment, which has been black-lined to show changes from Amendment No. 1.
     The following responses to the Staff’s comments are numbered to correspond to the numbered items and headings of the paragraphs set forth in your Comment Letter (which is reproduced below). Please note that page numbers in our responses are references to the page numbers in the Amendment. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Amendment.

Item 1. Business, page 3
1.	We reissue the last two sentences of prior comment 1.

Response: The Company advises the Staff that it believes that the disclosure contained in the Registration Statement regarding the status of the clinical trial is appropriately balanced. The Company believes that any discussion in the Registration Statement of patient outcomes within the patient implant population would be misleading to investors because such results are necessarily preliminary in nature and remain subject to review by an independent safety monitoring board. Accordingly, the Company has limited its discussion to (a) a recitation of certain objective facts regarding the trial (i.e., the number of patients who have had the HVAD pump implanted and the cumulative support duration, in days, for those patients) and (b) its expected time frame for completing the trial.

The Company advises the Staff supplementally that of the sixteen patients in the trial with an implanted pump, one patient in the clinical trial had died; the Company believes, however, that the cause of death was wholly unrelated to the performance of the HVAD pump. In addition, the Company further advises the Staff supplementally that it is not aware of any significant disadvantages to the patients from the implants.
Market Opportunity
2.	Please refer to prior comment 3. Please clarify the relationship between you and the authors of the data. Also, discuss in greater detail your medical advisory board, such as who is on the board. In addition, tell us which data is not publicly available.

Response: The Company advises the Staff that Dr. Leslie Miller, a member of the Company’s six-person Medical Advisory Board (“Advisory Board”), is an author of certain data referred to in the Registration Statement. Dr. Miller has no relationship with the Company other than his role as a member of the Advisory Board. Dr. Miller was not commissioned by the Company to author such data nor did he receive any compensation therefor from the Company.

The Company further advises the Staff that the Advisory Board consists of a group of cardiac surgeons and cardiologists and guides the Company in both clinical and product development strategies. In addition to Dr. Miller, other members of the Advisory Board are O. Howard “Bud” Frazier, MD, Steven W. Boyce, MD, George M. Wieselthaler, MD, Laman A. Gray, Jr., MD, and Gerry O’Driscoll, MB, BCh, BAO, DMed, PhD, none of whom were authors of any of the data referred to in the Registration Statement. The Company has inserted on page 24 of the Registration Statement a description of the Advisory Board and the biographies of its members and related information. The Company does not compensate the members of the Advisory Board other than on a per diem basis to the extent their services are requested by the Company.

The Company further advises the Staff that two authors of certain data referred in the Registration Statement, Dr. Emma Birks and Dr. Ashghar Khaghani, are

surgeons at Harefield Hospital where they are principal investigators undertaking implanting of the HVAD pump as part of the Company’s European clinical trial. Neither Dr. Birks nor Dr. Khaghani receives any compensation from the Company in this regard. Their articles referred to in the Registration Statement predate their participation as principal investigators and neither was commissioned by the Company to author such data nor did they receive any compensation therefor from the Company. All of the data in these articles are independent studies undertaken by the clinics/physicians using competitive devices.

The Company further advises the Staff that all of the third-party reports and data referred to in the Registration Statement are publicly available as such reports and data were published in academic and clinical journals that are available to the general public either for free or for a subscription fee.
Competition, page 22
3.	Please refer to prior comment 6. Clarify the extent to which your competitors are presently developing or plan to develop products that compete directly with your technology. For example, are others developing smaller and more reliable LVAD’s?

Response: The Company has revised the disclosure on page 22 of the Registration Statement in response to the Staff’s comment.
Overview, page 42
4.	Please refer to prior comment 9. Please expand the second paragraph to identify the majority shareholder of Heartware, Inc.

Response: The Company has revised the disclosure on page 43 of the Registration Statement in response to the Staff’s comment.
Liquidity and Capital Resources, page 47
5.	Please update the status of your plans to seek approval to issue up to 58.3 million shares including how the proxy materials will address each applicable comment in this letter.

Response: As the Company has advised the Staff and as discussed in the response to Comment 15 below, the Company is revising the financial statements (and as a result of such revisions, is also revising the relevant disclosure in the Management’s Discussion and Analysis of Financial Condition and Results of Operations) contained in the Registration Statement in response to the Staff’s comments. The Company will also file these revised financial statements with the Commission as additional definitive proxy material and distribute them to its shareholders. The Company advises the Staff that it does not believe (i) that the changes to its financial statements will affect the shareholder vote regarding the approval to issue these shares and (ii) that a new proxy card regarding the foregoing will be necessary.

Philosophy, page 60
6.	We note your response to prior comment 17. Please revise the disclosure in response to the comment.

Response: The Company has revised the disclosure on pages 62 through 66, 71, and 74 through 78 of the Registration Statement in response to the Staff’s comment.
7.	Please refer to prior comment 18. Please tell us where you responded to the last sentence regarding disclosure of objectives to earn bonuses for the other named executive officers. Also, expand page 73 to quantify the discussion of the objectives.

Response: The Company has revised the disclosure on pages 65 and 75 of the Registration Statement in response to the Staff’s comment.
Base Salary, page 63
8.	Please refer to prior comment 19. Please describe in greater detail the elements of individual performance and contributions that are taken into account in the formal process and how they are used in setting salary levels. Also, identify the external consultant on page 63, the independent executive recruiter on page 65 and the executive recruiter on page 72.

Response: The Company has revised the disclosure on pages 62 through 66 and 74 of the Registration Statement in response to the Staff’s comment.
Bonus, page 64
9.	Please refer to prior comment 20. Please discuss how you determined the size of the sign-on bonus.

Response: The Company has revised the disclosure on page 64 of the Registration Statement in response to the Staff’s comment.
10.	Please refer to prior comment 21. Please revise your disclosure to clarify how the factors resulted in different bonuses being paid to the executives.

Response: The Company has revised the disclosure on page 65 of the Registration Statement in response to the Staff’s comment.
Employment Agreements, page 72
11.	Please refer to prior comment 22. Please expand your discussion to explain how you determined the number and terms of the options granted to your named executive officers on commencement of their employment. Also, describe the source or basis for the “Company’s understanding of comparable equity packages” that formed the basis for the grant to Mr. Godshall.

Response: The Company has revised the disclosure on pages 75 through 78 of the Registration Statement in response to the Staff’s comment.
     Item 9. Market Price and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 82
12.	We note your response to prior comment 28. Please reconcile your disclosure with your May 1, 2007 press release about establishing an ADR program on the NASDAQ Exchange.

Response: The Company has revised the disclosure on page 86 of the Registration Statement in response to the Staff’s comment.
Item 11. Description of Registrant’s Securities to be Registered, page 85
13.	Please tell us, with a view to disclosure, whether you considered adding a section that compares corporate governance issues under Australian and United States law. For example, disclose whether Australian law or your constitution:
•	requires a majority of your directors to be independent;

•	permits a director to vote on a matter in which he or she has an interest;

•	allows shareholders to approve corporate matters by written consent;

•	allows for the issuance of preferred stock or the adoption of other “poison pill” measures that could prevent a takeover attempt and thereby preclude shareholders from realizing a potential premium over the market value of their shares; and

•	permits cumulative voting.
     Response: The Company has revised the disclosure on pages 88 through 91, 93 and 94 of the Registration Statement in response to the Staff’s comment.
Taxation Considerations, page 89
14.	Please refer to prior comment 30. Revise to clarify:
•	Whether any dividends paid to US holders will be “unfranked dividends”
•	Under what circumstances dividends paid to US holders will be declared “conduit foreign income.”

Response: The Company has revised the disclosure on pages 94 and 95 of the Registration Statement in response to the Staff’s comment.
Financial Statements, page F-1
Note 5 Business Combination, page F-24

15.	Please refer to prior comment 33 in our letter dated June 1,2007. We have reviewed your response to our prior comment and have additional concerns about your accounting for the January 2005 transactions. Specifically, based on both your current disclosures and facts outlined in your response, it is still unclear to us why you do not believe the issuance of stock by HeartWare Limited (which you refer to as a “cash box” in your response) in exchange for all the voting shares of HeartWare Inc. (“the HeartWare transaction”) should have been accounted for as a recapitalization. While SFAS 141 does not address the accounting for recapitalizations (refer to paragraph B24 thereof), we believe the merger of a private operating company into a non-operating public shell corporation with nominal net assets typically results in the owners and management of the private company having actual or effective operating control of the combined company after the transaction. We note you indicate ATP owned less than 5% of HeartWare Limited after its IPO but before the HeartWare Inc. stock transaction and approximately 59% of HeartWare Limited capital after the transaction and its IPO, with the majority of shareholders of the former public shell continuing only as passive investors. These transactions are considered to be capital transactions in substance, rather than business combinations, because the transactions are equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporations, accompanied by a recapitalization. The accounting is identical to that resulting from a reverse acquisition, except that no goodwill or other intangibles should be recorded.

Furthermore, we believe the HeartWare transaction is scoped out of SFAS 141. SFAS 141 paragraph 11 indicates the term business combination as used in the Statement excludes exchanges of equity interests between entities under common control. We note in the HeartWare transaction you indicate there was common ownership of more than 50% of the shares of HeartWare Limited before and after the HeartWare transaction. Specifically, you indicate ATP owned 98.9% of the voting shares of HeartWare, Inc. prior to its IPO and the HeartWare transaction and 59% of HeartWare Limited after the HeartWare transaction. Note the guidance in paragraph D12 of SFAS 141 requires such transactions to be accounted for at historical cost.

Please specifically tell us why you believe recapitalization or historical cost accounting is not appropriate for the January 2005 HeartWare Inc. transaction under U.S. GAAP. We may have further comments after reviewing your response.

Response: The Company advises the Staff that in response to the Staff’s comment the Company has changed its accounting for the January 2005 transaction in which the Company issued stock in exchange for all the voting shares of HeartWare, Inc. by recharacterizing such transaction as a recapitalization. The Company has revised the disclosure in Items 2, 13 and 15 of the Registration Statement accordingly.
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At your request, the Company further acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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     Please call our counsel, Marjorie Sybul Adams of DLA Piper US LLP, at (212) 335-4517, or call our Chief Financial Officer, David McIntyre, or the undersigned at (954) 874-1150, if you have any questions or comments regarding the foregoing or need any additional information. Thank you.

Very truly yours,
/s/ Douglas Godshall
Douglas Godshall

cc:	David McIntyre, HeartWare Limited
Marjorie Sybul Adams, DLA Piper US LLP
David E. Weiss, DLA Piper US LLP